FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer

                           Pursuant to Rule 13a-16 of
                       the Securities Exchange Act of 1934

                                For 24 March 2003
                         Commission File Number 0-30358

                                  ebookers plc
                              (Name of Registrant)

                       25, Farringdon St, LONDON, EC4A 4AB
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F |X| Form 40-F ____


  Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                      Yes                           No  |X|
                          -------                       ----------


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                                 Not applicable.


Enclosures:

Ebookers announces appointment          19 March 2003                3 inc
to Board

FINAL




                     ebookers announces appointment to Board

19 March 2003: - ebookers plc, the pan-European online travel agency (LSE: EBR,
Nasdaq: EBKR), today announces the appointment of Peter Liney to its Executive Board.

Peter Liney has 16 years of travel experience and joined ebookers with the acquisition of Travelbag in February 2003, where he had been Managing Director since 1999. As UK Managing Director he is responsible for all ebookers plc UK brands and operations - Travelbag, Travelbag Adventures, Bridge the World, ebookers.com, and Flightbookers.

Previously, Mr Liney worked for British Airways from 1988 to 1999, holding various senior positions including Head of Leisure Sales for the United Kingdom and General Manager, Asia-Pacific Alliances.


Dinesh Dhamija CEO, ebookers plc commented:

"We are delighted to welcome Peter Liney to our Executive Board. He is a seasoned industry professional and has a key role in delivering our Travelbag integration objectives."

                                    --ends--


For further information:

ebookers plc
Oliver Strong                                 +44 (0) 20 7489 2239
OLIVER.STRONG@EBOOKERS.COM                    +44 (0) 7771 934 153
--------------------------

Cubitt Consulting (UK)
Peter Ogden                                   +44 (0) 20 7367 5117
PETER.OGDEN@CUBITT.COM



About ebookers plc

ebookers is a leading pan-European online travel agency with websites in 11 European countries - UK, France, Ireland, Germany, Spain, Holland, Switzerland, Sweden, Denmark, Norway, and Finland. It specialises in the mid- and long-haul modular leisure segments of the European travel industry. It also specialises in selling discount merchant fares, which are negotiated directly with leading travel suppliers in order to help them sell their excess capacity without damaging their pricing structure and brands. ebookers has a low-cost BPO facility in New Delhi, India with a staff of over 400, which carries out 14 separate functions from email sales to software development. The Company has a multi brand marketing strategy. Its brands include ebookers.com, Flightbookers, Travelbag, Travelbag Adventures Bridge the World, and MrJet. ebookers plc is listed on the London Stock Exchange and the Nasdaq in the United States of America.

Forward Looking Statements

Except for the historical information contained herein, the matters discussed in this news release are forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those in such forward looking statements. Potential risks and uncertainties include, without limitation, the company's ability to identify, acquire and integrate its potential subsidiaries across Europe, its ability to significantly increase its online revenues and sales volumes, to maintain and develop relationships with travel suppliers and strategic partners and to attract and retain customers, potential adverse changes in its gross mark up or in commission rates, unforeseen events affecting the travel industry, and the company's dependence on its ability to establish its brand. The foregoing list of important factors is not exhaustive. When relying on forward-looking statements, readers should carefully consider the foregoing factors and other uncertainties and events, as well as factors described in documents ebookers plc files from time to time with regulatory authorities in the United Kingdom and the United States, including annual reports on Form 20-F filed with the US Securities and Exchange Commission. Any forward-looking statements speak only as of the date on which they are made and except as required by the rules of the UK Listing Authority, the London Stock Exchange the Nasdaq National Market and applicable law, ebookers plc undertakes no obligation to update publicly or revise any forward-looking statements.







                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  ebookers plc


Dated:  March 24  2003
                                                              Helen O'Byrne
                                                              Company Secretary